

David Hockney (b. 1937)

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After reviewing 50 other examples, Masterworks opportunistically secured this important Painting at auction after remaining in the same private hands since its debut at the "Flowers, Faces and Spaces" London exhibition at Annely Juda Fine Art in 1997.

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Initial Offering Price

$4,219,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

20.5%

Sharpe Ratio (1974-2021)	watch video
David Hockney	▲1.52
All Art	0.28
S&P 500	0.56

82% Progress

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WHY WE LIKE THIS PAINTING

MASTERWORKS

- A poll commissioned by the Other Art Fair of over 1,000 British painters and sculptors, voted David Hockney the most influential British artist of all time, a testament to the artist's immense popularity.
- As of December 12, 2022, the artist's top ten auction records have all been achieved since January 1, 2018, and are led by *Portrait of an Artist (Pool with Two Figures)* (1972), which sold for $90,312,000 at Christie's, New York in November 2018, and became the most expensive work by a living artist to have sold at auction at that time
- Our acquisitions team has reviewed approximately 50 examples of work by Hockney, many of which are priced in excess of $10 million. Of these 50 works, this is the second one we have selected to be offered on the Masterworks platform.
- Created in 1996, the Painting reflects the artist's mature style - the result of close observation and study of art history. Still lifes painted in 1995 and 1996 are considered particularly significant because they represent an evolution in Hockney's painting technique, evident in their luminosity and gesture, following his study of works by Claude Monet and Johannes Vermeer.
- The Painting was first exhibited in the "Flowers, Faces, and Spaces" exhibition at Annely Juda Fine Art in 1997 which, at the time, was his largest exhibition in London since his 1988 Tate retrospective.
- Since the 1970s, flowers have been a central theme of the artist's work and appear in some of his most iconic and expensive paintings, including *Henry Geldzhaler and Christopher Scott* (1969) which sold for £37,661,250 ($49,521,696) at Christie's in London on March 19, 2019, and *Mr. and Mrs. Clark and Percy* (1970-71), which is in the permanent collection of the Tate Modern.
- As of December 12, 2022, floral still lifes by Hockney, created in the 1990's have achieved prices in excess of $5 million, including: the large format *30 Sunflowers* (1996) which sold for $14,816,196 in July 2020, *Gladioli with Two Oranges* (1996) which sold for $5,841,755 in June 2021 and the larger format *Antheriums* (1995) which sold for $5,600,000 in May 2019.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$116,961,569

2021 Number of Lots Sold
69

DAVID
HOCKNEY

b. 1937, UNITED KINGDOM



$4,219,000

INITIAL OFFERING

20.5%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 48 × 36 in. (122 × 91 cm.)

Hockney's deep study of art history, extensive oeuvre and embrace of new media have made him one of the most influential artists of the 20th century.

Created in 1996, *Sunflower with Three Oranges* reflects the artist's mature style - the result of close observation and study of art history, including the techniques of masters like Vermeer, Van Gogh and Monet. Since the 1970s, flowers have been a central theme of the artist's work and appear in some of his most iconic and expensive paintings, including *Henry Geldzhaler and Christopher Scott* (1969) which sold for £37,661,250 ($49,521,696) at Christie's in London on March 19, 2019, and *Mr. and Mrs. Clark and Percy* (1970-71), which is in the permanent collection of the Tate Modern. Following the passing of his close friend Henry Geldzhaler in 1994, Hockney focused his attention on intimate portraits of flowers, many of which he gave as gifts to friends. The still lifes painted in 1995 and 1996 are considered particularly significant because they represent an evolution in Hockney's painting technique, evident in their luminosity and gesture, following his study of works by Claude Monet and Johannes Vermeer. Upon visiting the retrospective of Vermeer's paintings at the Hague, Hockney exclaimed that after, "...seeing how Vermeer handled the paint, and beyond that how he controlled the light on his subjects sent me back to the studio with tremendous energy." The Painting was first exhibited in the "Flowers, Faces, and Spaces" exhibition at Annely Juda Fine Art in 1997 which, at the time, was his largest exhibition in London since his 1988 Tate retrospective. As of December 12, 2022, top auction records for floral still lifes by Hockney, created in the 1990's include: the large format *30 Sunflowers* (1996) which sold for HK114,827,000 ($14,816,196) at Sotheby's in Hong Kong on July 9, 2020, *Gladioli with Two Oranges* (1996) which sold for £4,219,500 ($5,841,755) at Sotheby's in London on June 29, 2021 and the larger format *Antheriums* (1995) which sold for $5,600,000 at Christie's in New York on May 17, 2019. The Painting is an excellent example of Hockney's mature floral still lifes; its sophisticated approach to color, brushwork and perspective make it a particularly desirable work by the artist.

Hockney's deep knowledge of art history, extensive oeuvre and embrace of new media have made him one of the most influential artists of the 20th century. A testament to Hockney's popularity is a 2011 poll commissioned by the Other Art Fair of over 1,000 British painters and sculptors, that voted him the most influential British artist of all time. Artworks by David Hockney are held in important permanent collections around the world including the Metropolitan Museum of Art in New York, the Smithsonian's Hirshhorn Museum and Sculpture Garden in Washington D.C., the British Museum in London and the Bennesse Art Site in Japan. Following a comprehensive career retrospective at the Tate Britain in 2017, which travelled to Centre Pompidou and the Metropolitan Museum of Art, Hockney's auction sales experienced significant growth. As of December 12, 2022, the artist's top ten auction records were achieved after January 1, 2018, led by *Portrait of an Artist (Pool with Two Figures)* (1972), which sold for $90,312,000 at Christie's in New York on November 15, 2018, and became the most expensive work by a living artist to have sold at auction at that time, followed by *Henry Geldzahler and Christopher Scott* (1969) which sold for £37,661,250 ($49,521,696) at Christie's in London on March 6, 2019 and *Nichols Canyon* (1980) which sold for $41,067,500 at Phillip's in New York on December 7, 2020.

AS OF DECEMBER 12, 2022, THE ARTIST'S TOP TEN AUCTION RECORDS WERE ACHIEVED AFTER JANUARY 1, 2018, AND ARE LED BY *PORTRAIT OF AN ARTIST (POOL WITH TWO FIGURES)* (1972), WHICH SOLD FOR $90,312,000 AT CHRISTIE'S, NEW YORK ON NOVEMBER 15, 2018, AND BECAME THE MOST EXPENSIVE WORK BY A LIVING ARTIST TO HAVE SOLD AT AUCTION AT THAT TIME, FOLLOWED BY *HENRY GELDZAHLER AND CHRISTOPHER SCOTT* (1969) WHICH SOLD FOR £37,661,250 ($49,521,696) AT CHRISTIE'S, LONDON ON MARCH 6, 2019 AND *NICHOLS CANYON* (1980) WHICH SOLD FOR $41,067,500 AT PHILLIP'S, NEW YORK ON DECEMBER 7, 2020.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$6.0M
$4.5M
$3.0M
$1.5M
2016
2017
2018
2019
2020
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2022

David Hockney was born in Bradford, England, in 1937 to Laura and Kenneth Hockney and raised on modest means. As a child, Hockney took a keen interest in art programs at grammar school where he drew designs for the school's magazine and posters for the city. After serving two years in the National Service as a conscientious objector, Hockney moved to London to attend the prestigious Royal College of Art, where artist Francis Bacon was a visiting artist. In 1962, Hockney was awarded the Gold Medal distinction for painting by the Royal College of Art. In 1963, the year after he graduated from the Royal Academy, Hockney traveled to New York and, at Andy Warhol's Factory, met Henry Geldzhaler, who would become the first curator of Contemporary Art at the Metropolitan Museum of Art and a lifelong friend of the artist. With money from the sales of his artwork, Hockney spent the majority of 1964 living in Los Angeles where he painted the first of his iconic pool paintings, explored polaroid photography and began a lifelong infatuation with the city, which he visited several more times before he settled there permanently in 1978. In the 2000s Hockney began drawing on iPhones and iPads, a natural evolution from his early use of fax machines and copiers as tools for art making. Artworks by David Hockney are held in important permanent collections around the world including the Metropolitan Museum of Art in New York, the Smithsonian's Hirshhorn Museum and Sculpture Garden in Washington D.C., the British Museum in London and the Bennesse Art Site in Japan.





DAVID HOCKNEY



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by David Hockney with the following criteria: paintings created between 1988 and 1996, that depict still life floral arrangements or potted plants in a single vessel, and measure between 20 inches by 20 inches and 50 inches by 50 inches, excluding tondos. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 20.5% CAGR implied from selected sales occurring from November 18, 2016 to November 30, 2021.